UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

ArriVent BioPharma, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04272N 102

(CUSIP Number)

January 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04272N 102	Page 2 of 9

1.	Name of Reporting Person LAV Fund VI, L.P. (“LAVVI”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,966,123
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,966,123

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,966,123
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.2%(1)
12.	Type of Reporting Person (see instructions) PN

(1)	This percentage is calculated based on 31,956,657 shares of common stock outstanding upon the closing of the Issuer’s initial public offering, as set forth in the prospectus dated January 25, 2024 filed with the Securities and Exchange Commission on January 26, 2024.

CUSIP No. 04272N 102	Page 3 of 9

1.	Name of Reporting Person LAV Star Limited (“STAR”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	This percentage is calculated based on 31,956,657 shares of common stock outstanding upon the closing of the Issuer’s initial public offering, as set forth in the prospectus dated January 25, 2024 filed with the Securities and Exchange Commission on January 26, 2024.

CUSIP No. 04272N 102	Page 4 of 9

1.	Name of Reporting Person LAV Star Opportunities Limited (“STAR Opportunities”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	This percentage is calculated based on 31,956,657 shares of common stock outstanding upon the closing of the Issuer’s initial public offering, as set forth in the prospectus dated January 25, 2024 filed with the Securities and Exchange Commission on January 26, 2024.

CUSIP No. 04272N 102	Page 5 of 9

1.	Name of Reporting Person Yi Shi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.

Shared Voting Power

2,046,123 shares, 1,966,123 of which are directly owned by LAVVI, 40,000 of which are directly owned by STAR, and 40,000 of which are directly owned by STAR Opportunities. Yi Shi, the managing partner of LAVVI, STAR and STAR Opportunities, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0
	8.

Shared Dispositive Power

2,046,123 shares, 1,966,123 of which are directly owned by LAVVI, 40,000 of which are directly owned by STAR, and 40,000 of which are directly owned by STAR Opportunities. Yi Shi, the managing partner of LAVVI, STAR and STAR Opportunities, may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,046,123
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4%(1)
12.	Type of Reporting Person (see instructions) IN

(1)	This percentage is calculated based on 31,956,657 shares of common stock outstanding upon the closing of the Issuer’s initial public offering, as set forth in the prospectus dated January 25, 2024 filed with the Securities and Exchange Commission on January 26, 2024.

CUSIP No. 04272N 102	Page 6 of 9

Item 1(a)	Name of Issuer.

ArriVent BioPharma, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

18 Campus Boulevard, Suite 100 Newtown Square, Pennsylvania 19073

Item 2(a)	Name of Persons Filing.

This Statement is filed by LAV Fund VI, L.P. (“LAVVI”), LAV Star Limited (“STAR”), LAV Star Opportunities Limited (“STAR Opportunities”), and Dr. Yi Shi. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Dr. Shi is the managing partner of LAVVI, STAR and STAR Opportunities, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by LAVVI, STAR and STAR Opportunities,

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address for LAVVI, STAR, STAR Opportunities and Dr. Shi is Room 606-7, St. George’s Building, 2 Ice House Street, Central, Hong Kong.

Item 2(c)	Citizenship.

LAVVI is a Cayman Islands partnership. STAR and STAR Opportunities are British Virgin Islands business companies. Dr. Shi is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number.

04272N 102

CUSIP No. 04272N 102	Page 7 of 9

Item 3	Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Persons is provided as of December 31, 2023:

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 04272N 102	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024	LAV FUND VI, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Dated: February 13, 2024	LAV STAR LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Dated: February 13, 2024	LAV STAR OPPORTUNITIES LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Dated: February 13, 2024	YI SHI

By:	/s/ Yi Shi
Name:	Yi Shi

CUSIP No. 04272N 102	Page 9 of 9

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit 99.1: Agreement of Joint Filing